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                          June 6, 2023

       Justin Hall, Esq.
       Chief Executive Officer and General Counsel
       NovaBay Pharmaceuticals, Inc.
       2000 Powell Street, Suite 1150
       Emeryville, CA 94608

                                                        Re: NovaBay
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2023
                                                            File No. 333-272297

       Dear Justin Hall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Abby E. Brown, Esq.